Annuity and Life Re (Holdings), Ltd.
Cumberland House, 1 Victoria Street
Hamilton, HM 11, Bermuda

March 20, 2003

Via EDGAR

Mr. James Rosenberg
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Annuity and Life Re (Holdings), Ltd. Registration Statement on Form S-3, File No. 333-83612 (the “Registration Statement”)

Dear Mr. Rosenberg:

     On March 1, 2002, Annuity and Life Re (Holdings), Ltd. (the “Company”) filed the Registration Statement proposing to register $200,000,000 of its senior debt securities to be sold in one or more transactions on a delayed basis. The Company respectfully requests that the Commission withdraw the Registration Statement. The Company is requesting withdrawal of the Registration Statement because the Company does not intend to seek to have the Registration Statement declared effective. No securities have been sold pursuant to the Registration Statement.

     Please contact Robert C. Juelke at (215) 988-2759 with any questions related to this withdrawal.

Very truly yours,

Annuity and Life Re (Holdings), Ltd.

By: /s/ John F. Burke

Name: John F. Burke Title: Chief Executive Officer and Chief Financial Officer